Filed Pursuant to Rule 424(b)(3)
        Registration No. 333-223022

OAKTREE REAL ESTATE INCOME TRUST, INC.
SUPPLEMENT NO. 10 DATED FEBRUARY 12, 2021
TO THE PROSPECTUS DATED APRIL 30, 2020

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Oaktree Real Estate Income Trust, Inc., dated April 30, 2020 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Oaktree Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•to provide an update on our investment portfolio;
•to disclose the transaction price for each class of our common stock as of March 1, 2021;
•to disclose the calculation of our January 31, 2021 net asset value (“NAV”) per share for each share class;
•to provide an update on our current public offering (the “Offering”); and
•to update the Prospectus;

Portfolio Updates for the Month Ending January 31, 2021

Our NAV per share for both our Class I and Class S shares remained relatively unchanged for the month ending January 31, 2021, compared to the prior month. Rent and interest income collections also held steady, with January collections reported at 94% compared to 94% the prior month.

For the month ending January 31, the portfolio is invested 76% in real property, 15% in real estate-related debt and 9% cash and cash equivalents. Our real property investments are split between multifamily (63%) and office (37%). The Company’s leverage ratio decreased to 45% compared to 46% in the prior month.

March 1, 2021 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of March 1, 2021 (and repurchases as of January 31, 2021) is as follows:

Transaction Price (per share)
Class S	$10.5020
Class I	$10.6220
Class T	$10.6220
Class D	$10.6220

The transaction price for each of our share classes is equal to such class’s NAV per share as of January 31, 2021. A detailed calculation of the NAV per share is set forth below.

As of January 31, 2021, we had not sold any Class T shares or Class D shares. The transaction price for our Class T and Class D shares is based on our aggregate NAV per share as of January 31, 2021 before assessing stockholder servicing fees. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
January 31, 2021 NAV Per Share
We calculate NAV per share in accordance with the valuation guidelines approved by our board of directors. We generally use our prior month’s NAV per share for the purposes of establishing a price for shares sold in our public offering, as well as establishing a repurchase price for our share repurchase program. Our NAV per share, which is updated as of the last business day of each month, is posted on our website at www.oaktreereit.com and is made available on our toll-free, automated telephone line at 833-OAK-REIT (625-7348). The March 1, 2021 transaction price is being determined based on our NAV as of January 31, 2021. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. The Adviser’s determination of our monthly NAV per share is based in part on annual appraisals of each of our properties by independent third-party appraisal firms in individual appraisal reports reviewed by our independent valuation advisor and monthly update appraisals by our independent valuation advisor (where an independent third-party appraisal firm does not provide an appraisal) in accordance with valuation guidelines approved by our board of directors. Our investments in traded real estate securities are valued monthly by the Adviser using quotations from third party pricing vendors. Our independent valuation advisor prepares monthly appraisals of our real estate-related debt investments and property-level debt liabilities.

The following table provides a breakdown of the major components of our total NAV as of January 31, 2021:

Components of NAV	January 31, 2021
Investments in real properties	$352,342,475
Investments in real estate-related securities	71,117,902
Cash and cash equivalents	39,252,195
Restricted cash	6,051,161
Other assets	3,692,054
Debt obligations	(229,438,835)
Accrued performance fee(1)	(2,415,783)
Accrued stockholder servicing fees(2)	(100,338)
Management fee payable	(366,028)
Dividend payable	(782,068)
Subscriptions received in advance	—
Other liabilities	(9,278,016)
Non-controlling interests in joint ventures	(11,405,972)
Net asset value	$218,668,747
Number of shares outstanding	20,737,521

(1)	Includes accrued performance fee that became payable to the Adviser on December 31, 2019 and December 31, 2020, for which the Adviser has deferred receipt until 2021.
(2)	Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of January 31, 2021:

NAV Per Share	Class S Shares	Class I Shares	Class T Shares	Class D Shares	Total
Net asset value	$140,517,531	$78,151,216	$—	$—	$218,668,747
Number of shares outstanding	13,380,037	7,357,484	—	—	20,737,521
NAV per share as of January 31, 2021	$10.5020	$10.6220	$—	$—

As of January 31, 2021, we had not sold any Class T shares or Class D shares.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the January 31, 2021 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.72%	5.11%
Office	7.56%	6.64%

These assumptions are determined by the Adviser and reviewed by our independent valuation adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Office Investment Values
Discount Rate	0.25% decrease	1.97%	1.91%
(weighted average)	0.25% increase	(2.03)%	(1.76)%
Exit Capitalization Rate	0.25% decrease	3.31%	2.52%
(weighted average)	0.25% increase	(3.05)%	(2.29)%

The following table provides a breakdown of the major components of our total NAV as of December 31, 2020:

Components of NAV	December 31, 2020
Investments in real properties	$353,076,942
Investments in real estate-related securities	74,516,095
Cash and cash equivalents	32,342,856
Restricted cash	5,976,695
Other assets	3,569,600
Debt obligations	(229,476,697)
Accrued performance fee(1)	(2,415,783)
Accrued stockholder servicing fees(2)	(96,381)
Management fee payable	(384,013)
Dividend payable	(768,521)
Subscriptions received in advance	—
Other liabilities	(8,281,753)
Non-controlling interests in joint ventures	(11,822,730)
Net asset value	$216,236,310
Number of shares outstanding	20,510,001

(1)	Includes accrued performance fee that became payable to the Adviser on December 31, 2019 and December 31, 2020, for which the Adviser has deferred receipt until 2021.
(2)	Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of December 31, 2020:

NAV Per Share	Class S Shares	Class I Shares	Class T Shares	Class D Shares	Total
Net asset value	$136,834,034	$79,402,276	$—	$—	$216,236,310
Number of shares outstanding	13,032,650	7,477,351	—	—	20,510,001
NAV per share as of December 31, 2020	$10.4993	$10.6190	$—	$—

As of December 31, 2020, we had not sold any Class T shares or Class D shares.
Status of Our Current Public Offering

We are offering on a continuous basis up to $2 billion in shares of common stock, consisting of up to $1.6 billion in shares in our primary offering and up to $0.4 billion in shares pursuant to our distribution reinvestment plan.

As of the date hereof, we had issued and sold (i) 21,035,937 shares of our common stock (consisting of 13,667,775 Class S shares and 7,368,162 Class I shares; no Class T or Class D shares were issued or sold as of such date) in the primary offering for total proceeds of $212,726,010 and (ii) 244,029 shares of our common stock (consisting of 232,774 Class S shares and 11,255 Class I shares; no Class T or Class D shares were issued or sold as of such date) pursuant to our distribution reinvestment plan for a total value of $2,511,462. We intend to continue selling shares in the Offering on a monthly basis.

Updates to the Prospectus

About this Prospectus

The following disclosure is added after the second paragraph in the “About This Prospectus” section of the Prospectus.

The words “each class of common stock” or “each class of shares” refer to each class of our common stock, unless the context requires otherwise.

Prospectus Summary

The following disclosure replaces the disclosure under Class of Shares of Common Stock” in the “Prospectus Summary” section of the Prospectus and conforming changes are hereby made to the remainder of the Prospectus.

We are offering to the public four classes of shares of our common stock, Class T shares, Class S shares, Class D shares and Class I shares. The differences among the share classes relate to upfront selling commissions, dealer manager fees and ongoing stockholder servicing fees. No upfront selling commissions, dealer manager fees or stockholder servicing fees are paid with respect to Class I shares. We are also offering Class C shares pursuant to a private offering. The Class C shares are not being offered pursuant to this prospectus. See “Description of Capital Stock” and “Plan of Distribution” for a discussion of the differences among the classes of shares of our common stock.

Assuming a constant net asset value per share of $10.00 and assuming applicable stockholder servicing fees are paid until the 8.75% of gross proceeds limit described in “Compensation—Stockholder Servicing Fee” is reached, we expect that a one-time investment in 1,000 shares of each class of our shares offered pursuant to this prospectus (representing an aggregate net asset value of $10,000 for each class) would be subject to the following upfront selling commissions, dealer manager fees and stockholder servicing fees:

	Upfront Selling Commissions	Dealer Manager Fees	Annual Stockholder Servicing Fees	Maximum Stockholder Servicing Fees Over Life of Investment (Length of Time)	Total (Length of Time)

Class T	$300	$50	$85	$556 (7 years)	$906 (7 years)
Class S	$350	$—	$85	$556 (7 years)	$906 (7 years)
Class D	$50	$—	$25	$829 (33 years)	$879 (33 years)
Class I	$—	$—	$—	—	—

Class T and Class S shares are available through brokerage and transactional-based accounts. Class D shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through certain registered investment advisers, (4) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (5) other categories of investors that we name in an amendment or supplement to this prospectus. Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) by our executive officers and directors and their immediate family members, as well as officers and employees of the Adviser, Oaktree or other affiliates and their immediate family members, and, if approved by our board of directors, joint venture partners, consultants and other service providers or (5) other categories of investors that we name in an amendment or supplement to this prospectus. Before making your investment decision, consult with your investment adviser regarding your account type and the classes of common stock you may be eligible to purchase.

Certain participating broker-dealers may offer volume discounts, which would reduce upfront selling commissions and would therefore increase the length of time required for selling commissions, dealer manager fees and stockholder servicing fee to reach 8.75% of gross proceeds. In the case of shares sold through certain participating broker-dealers, a lower limit than 8.75% of gross proceeds may be used, as set forth in any applicable agreement between the Dealer Manager and a participating broker-dealer at the time such shares were issued.

If you are eligible to purchase all four classes of shares offered pursuant to this prospectus, then in most cases you should purchase Class I shares because Class I shares have no upfront selling commissions, dealer manager fees or stockholder servicing fees, which will reduce the NAV or distributions of the other share classes. However, Class I shares will not receive stockholder services. If you are eligible to purchase Class T, Class S and Class D shares but not Class I shares, in most cases you should purchase Class D shares because Class D shares have lower upfront selling commissions and lower annual stockholder servicing fees. Please note your financial adviser may charge you separate wrap account or similar fees with respect to investments in Class I shares or Class D shares.

Risk Factors

The following disclosure replaces the disclosure under the risk “Your interest in us will be diluted if we issue additional shares.” in the “Risk Factors” section of the Prospectus.

Holders of our common stock will not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue up to 1,050,000,000 shares of capital stock, of which 1,000,000,000 shares are classified as common stock (of which 250,000,000 shares are classified as Class T shares, 250,000,000 shares are classified as Class S shares, 125,000,000 shares are classified as Class D shares, 125,000,000 shares are classified as Class C shares and 250,000,000 shares are classified as Class I shares) and 50,000,000 shares are classified as preferred stock. In addition, our board of directors may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of capital stock or the number of authorized shares of capital stock of any class or series without stockholder approval. Our board of directors may elect, without stockholder approval, to: (1) sell additional shares in this or future public offerings; (2) issue equity interests in private offerings (including using prices based on our NAV as of a different time than the applicable NAV used in this offering); (3) issue shares upon the exercise of the options we may grant to our independent directors or future employees; or (4) issue shares to the Adviser, or its successors or assigns, in payment of an outstanding obligation to pay fees for services rendered to us. To the extent we issue additional shares, your percentage ownership interest in us will be diluted.

Net Asset Value Calculation and Valuation Guidelines

The following disclosure replaces the first and second paragraph sentence under the heading “NAV and NAV Per Share Calculation” in the “Net Asset Value Calculation and Valuation Guidelines” section of the Prospectus.

We are offering to the public four classes of shares of our common stock: Class T shares, Class S shares, Class D shares and Class I shares. We are also offering Class C shares pursuant to a private offering. Our NAV will be calculated for each of these classes by State Street. Our board of directors, including a majority of our independent directors, may replace State Street with another party, including our Adviser, if it is deemed appropriate to do so. The Adviser is responsible for reviewing and confirming our NAV, and overseeing the process around the calculation of our NAV, in each case, as performed by State Street.

Each class of our common stock will have an undivided interest in our assets and liabilities, other than class-specific stockholder servicing fees. In accordance with the valuation guidelines, State Street will calculate our NAV per share for each class as of the last calendar day of each month, using a process that reflects several components (each as described above), including the estimated fair value of (1) each of our properties, (2) our real estate-related investments for which third-party market quotes are available, (3) our other real estate-related investments, if any, and (4) our other assets and liabilities. Because stockholder servicing fees allocable to a specific class of shares will only be included in the NAV calculation for that class, the NAV per share for our share classes may differ.

The following disclosure replaces the sixth and seventh paragraph sentence under the heading “NAV and NAV Per Share Calculation” in the “Net Asset Value Calculation and Valuation Guidelines” section of the Prospectus.

A hypothetical calculation illustrating the various components that are likely to impact our NAV on any given month is below. For purposes of this illustration, we assume that the calculation occurs on a hypothetical month during the first year of our operations that does not include any payment or accrual of distributions on our shares or any operating expenses other than the management fee and the performance fee. As described above and in the footnote to the table below, each class of shares will have a different NAV per share because stockholder servicing fees will differ with respect to each class. Net portfolio income and unrealized/realized gains on assets and liabilities for any month is allocated proportionately among the share classes according to the NAV of the classes at the beginning of the month. The stockholder servicing fee for each applicable class of shares will be calculated by multiplying the monthly stockholder servicing fee rate (1/12th of the total annual stockholder servicing fee rate for each applicable class of shares) by the aggregate NAV of such class of shares for that month, after adjustment for any net portfolio income or loss, unrealized/realized gains or losses on assets and liabilities, management fee and performance fee expense. All amounts shown in the hypothetical calculation below are for illustrative purposes only, are not indicative of our current or projected financial condition or performance and actual results could be materially different.

		Class T NAV	Class S NAV	Class D NAV	Class C NAV	Class I NAV	Total NAV
A	Beginning NAV Before New Purchases for Hypothetical Month	$ 37,500,000	$ 37,500,000	$ 37,500,000	$ 37,500,000	$ 37,500,000	$ 187,500,000
B	Share Purchases(1)	—	—	—	—	—	—
C	Beginning NAV After New Purchases for Hypothetical Month	37,500,000	37,500,000	37,500,000	37,500,000	37,500,000	187,500,000
D	Net Portfolio Income (Loss) (Before Fees)	196,875	196,875	196,875	196,875	196,875	984,375
E	Unrealized/Realized Gains (Losses) on Assets and Liabilities	84,375	84,375	84,375	84,375	84,375	421,875
F	Management Fee (1/12th of 1.00% multiplied by the sum of C + D + E)	(31,484)	(31,484)	(31,484)	(31,484)	(31,484)	(157,420)
G	Performance Fee (accrued equal to 12.5% of the sum of D + E + F because Total Return exceeds the Hurdle Amount by enough for full Catch-Up)	(31,221)	(31,221)	(31,221)	(31,221)	(31,221)	(156,105)
H	Stockholder Servicing Fee (1/12th of annual stockholder servicing fee rate; multiplied by the sum of C through G)	(26,717)	(26,717)	(7,858)	—	—	(61,293)
I	NAV Before Share Repurchases (Sum of C through H)	37,691,828	37,691,828	37,710,687	37,718,545	37,718,545	188,531,432
J	Share Repurchases(1)	—	—	—	—	—	—
K	Ending NAV for Hypothetical Month (Sum of I + J)	$ 37,691,828	$ 37,691,828	$ 37,710,687	$ 37,718,545	$ 37,718,545	$ 188,531,432

(1) Monthly sales and repurchases of shares at the transaction price (which is generally equal to the prior month’s NAV) will increase or decrease our NAV         per share depending on whether sales and repurchases of shares are made at an amount greater than or less than that month’s NAV per share and whether sales are greater than or less than repurchases.

The combination of the Class T NAV, Class S NAV, Class D NAV, Class C NAV and Class I NAV will equal the aggregate net asset value of our assets, less our liabilities, including liabilities related to class-specific stockholder servicing fees.

Description of Capital Stock

The following disclosure replaces the second paragraph under the “Description of Capital Stock” section of the Prospectus.

Under our charter, we have authority to issue a total of 1,050,000,000 shares of capital stock. Of the total shares of stock authorized, 1,000,000,000 shares are classified as common stock with a par value of $0.01 per share (of which 250,000,000 are classified as Class T shares, 250,000,000 are classified as Class S shares, 125,000,000 are classified as Class D shares, 125,000,000 shares are classified as Class C shares and 250,000,000 are classified as Class I shares) and 50,000,000 shares are classified as preferred stock with a par value $0.01 per share. In addition, our board of directors may amend our charter from time to time, without stockholder approval, to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

The following disclosure is added after the last paragraph under the heading “Common Stock” in the “Description of Capital Stock” section of the Prospectus.

Class C Shares

We are conducting a private offering of Class C shares to a feeder vehicle primarily created to hold our Class C shares, which in turn will offer interests in itself to investors. We will conduct such offerings pursuant to exemptions to registration under the Securities Act and not as a part of this offering. No selling commissions, dealer manager fees or stockholder servicing fees are charged to purchasers in connection with the sale of any Class C shares. The Class C shares are not being offered pursuant to this prospectus.

The following disclosure replaces the paragraph under the heading “Other Terms of Common Stock” in the “Description of Capital Stock” section of the Prospectus.

If not already converted into Class I shares upon a determination that total upfront selling commissions, dealer manager fees and stockholder servicing fees paid with respect to such shares would exceed the applicable limit as described in the “—Class T Shares,” “—Class S Shares” and “—Class D Shares” sections above, each Class T share, Class S share, Class D share and Class C share (with respect to clause (i) and (ii) only) held in a stockholder’s account will automatically and without any action on the part of the holder thereof convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such share on the earliest of (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity or the sale or other disposition of all or substantially all of our assets, in each case in a transaction in which our stockholders receive cash or securities listed on a national securities exchange or (iii) the end of the month following termination of the primary portion of the offering in which such Class T shares, Class S shares and Class D shares were sold on which, in the aggregate, underwriting compensation from all sources in connection with the offering, including upfront selling commissions, the stockholder servicing fee and other underwriting compensation, is equal to 10% of the gross proceeds of the primary portion of the offering. In addition, immediately before any liquidation, dissolution or winding up, each Class T share, Class S share, Class D share and Class C share will automatically convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such share.

The following disclosure replaces the third paragraph under the heading “Distribution Policy” in the “Description of Capital Stock” section of the Prospectus and conforming changes are hereby made to the remainder of the Prospectus.

Distributions will be made on all classes of our common stock at the same time. The per share amount of distributions on Class T shares, Class S shares, Class D shares, Class I shares and Class C shares will likely differ because of different allocations of class-specific stockholder servicing fees. We expect to use the “record share” method of determining the per share amount of distributions on Class T shares, Class S shares, Class D shares, Class I shares and Class C shares, although our board of directors may choose any other method. The “record share” method is one of several distribution calculation methods for multiple-class funds recommended, but not required, by the American Institute of Certified Public Accountants. Under this method, the amount to be distributed on our common stock will be increased by the sum of all class-specific stockholder servicing fees for such period. Such amount will be divided by the number of our common shares outstanding on the record date. Such per share amount will be reduced for each class of common stock by the per share amount of any class-specific stockholder servicing fees allocable to such class.

Management

The following disclosure replaces the fourth paragraph under the heading “The Advisory Agreement—Management Fee, Performance Fee and Expense Reimbursements” in the “Management” section of the Prospectus and conforming changes are hereby made to the remainder of the Prospectus.

The Adviser has agreed to advance all of our organization and offering expenses on our behalf (other than upfront selling commissions, dealer manager fees and stockholder servicing fees) through July 6, 2022 (which date reflects the Adviser’s agreement to extend the period during which it will advance such expenses from the previously agreed date of December 6, 2020). We will reimburse the Adviser for all such advanced expenses ratably over the 60 months following July 6, 2022. We will reimburse the Adviser for any organization and offering expenses that it incurs on our behalf as and when incurred after July 6, 2022. Our organization and offering expenses may include the organization and offering expenses of feeder vehicles primarily created to hold our shares.

Compensation

The following disclosure replaces the fifth paragraph under the heading “The Advisory Agreement—Management Fee, Performance Fee and Expense Reimbursements” in the “Management” section of the Prospectus and conforming changes are hereby made to the remainder of the Prospectus.

Our Total Operating Expenses, including the Adviser’s management fee and performance fee and any operating expenses of feeder vehicles primarily created to hold our shares advanced by us, will be limited during any four fiscal quarters to the greater of (a) 2.0% of our Average Invested Assets and (b) 25.0% of our Net Income. This limit may be exceeded only if our independent directors have made a finding that, based on such unusual and non-recurring factors as they deem sufficient, a higher level of expenses is justified, and such finding is recorded in the minutes of a meeting of the independent directors. For purposes of these limits:
•“Total Operating Expenses” are all costs and expenses paid or incurred by us, as determined under generally accepted accounting principles, including the management fee and performance fee and any operating expenses of feeder vehicles primarily created to hold our shares advanced by us, but excluding: (i) the expenses of raising capital such as organization and offering expenses, legal, audit, accounting, underwriting, brokerage, listing, registration and other fees, printing and other such expenses and taxes incurred in connection with the issuance, distribution, transfer, registration and listing of our capital stock, (ii) property-level expenses incurred at each property, (iii) interest payments, (iv) taxes, (v) non-cash expenditures such as depreciation, amortization and bad debt reserves, (vi) incentive fees paid in compliance with our charter, (vii) acquisition fees and acquisition expenses related to the selection and acquisition of assets, whether or not a property is actually acquired, (viii) real estate commissions on the sale of property and (ix) other fees and expenses connected with the acquisition, disposition, management and ownership of real estate interests, mortgage loans or other property (including the costs of foreclosure, insurance premiums, legal services, maintenance, repair and improvement of property).

•“Average Invested Assets” means, for any period, the average of the aggregate book value of our assets, invested, directly or indirectly, in equity interests in and loans secured by real estate, including all properties, mortgages and real estate-related securities and consolidated and unconsolidated joint ventures or other partnerships, before deducting depreciation, amortization, impairments, bad debt reserves or other non-cash reserves, computed by taking the average of such values at the end of each month during such period.

•“Net Income” means, for any period, total revenues applicable to such period, less the total expenses applicable to such period other than additions to, or allowances for, non-cash charges such as depreciation, amortization, impairments and reserves for bad debt or other similar non-cash reserves.